Exhibit 99.11

NEWS RELEASE

ALLIED GOLD ANNOUNCES FIRST QUARTER 2024 RESULTS: ON TRACK FOR IMPROVING PRODUCTION, COSTS AND CASH FLOWS THROUGH THE REMAINDER OF THE YEAR WITH CORPORATE INITIATIVES FURTHER ENHANCING FINANCIAL FLEXIBILITY

TORONTO, ON – May 9, 2024 ─ Allied Gold Corporation (TSX: AAUC) (“Allied” or the “Company”) is herein reporting its financial and operational results for the first quarter of 2024. During the quarter, the Company produced 85,177 gold ounces (“oz”) and sold 85,136 oz at total cost of sales, cash costs(1) and all-in sustaining costs (“AISC”)(1) per oz sold of $1,614, $1,397, and $1,562, respectively. Importantly, the operating trends and cash flow generation from existing operations during the first quarter have already begun to show clear improvements and positive momentum, including:

•	Improving Production Base: Production during the first quarter is 8.3% higher than the comparative prior period quarter of 78,616 oz, and consistent with guidance and sequencing expectations.

•	Improving Cost Profile: Despite an anticipated 8.5% decrease in oz sold since Q4 2023, cost of sales, cash costs(1) and AISC(1) per oz sold have all sequentially decreased.

•	Increasing Cash Flow Generation: Operating cash flows before income tax paid and movements in working capital resulted in a strong inflow of $38.0 million during the first quarter, significantly exceeding the figures from both the fourth quarter and the comparative prior period quarter, and also surpassing planned cash flow expectations for this period.

•	Exposure to Increasing Gold Price: First quarter cash flow was generated at an average realized gold price of $2,053 per oz. With current spot prices significantly exceeding this realized price, the Company has entered into zero-cost gold collars for approximately 30% of its production, or 10,000 oz per month, from May 2024 to March 2025, totaling 110,000 oz. These contracts, with a put of $2,200 per oz and a call of $2,829 per oz, safeguard against downside risks in gold prices while locking in significant cash flow at prices materially above current budget assumptions.

FIRST QUARTER HIGHLIGHTS

Financial Results – Strong Liquidity to Support Growth Initiatives

•	Net Profit before income tax for the three months ended March 31, 2024 of $12.6 million.
•	First quarter net loss(2) of $5.7 million or $0.02 per share basic and diluted.
•	Adjusted first quarter net earnings(1)(2) of $0.9 million or $0.00 per share basic and diluted, largely reflecting adjustments for non-recurring items related to unrealized losses on the revaluation of financial instruments and share-based compensation.

•	Operating cash flow before income tax paid and movements in working capital was $38.0 million.

•	As previously guided and disclosed, the Company continued to make payments in the amounts accrued in prior periods in relation to the going public transaction which is reflected as a one-time impact to working capital. Working capital is expected to normalize to lower levels in subsequent periods as such accrued amounts are paid. Net cash used in operating activities in the period was $7.9 million.

•	Cash flows from operating activities are expected to materially increase through the remainder of 2024, driven by increased production contributions and lower costs in the second half of the year, along with more normalized adjustments for changes to working capital.

•	Expenses are expected to continue to trend lower over the remainder of the year, with quarter-over-quarter savings and improvements expected, the most significant of which are expected in the second-half of the year. As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately.

•	Cash and cash equivalents totaled $125.4 million as at March 31, 2024, coming in ahead of internal forecasts. Given the current gold price, the Company anticipates being fully financed through existing cash flows and cash on hand. However, to reduce dependence on the gold price, Allied is proactively pursuing several non-dilutive financing options, including streams on producing assets and a gold prepay facility.

Operational Results – Sustainable Production Base Set for Improvement

Building on these positive financial and operational trends, Allied advanced strategic integrations and enhancements across its mining sites during the quarter. These initiatives were implemented with the understanding that they would impact first quarter results, but are aimed at bolstering performance and securing long-term growth:

•	Operational Integration and Enhancement at Agbaou: The transition of mining operations at Agbaou under the same mining contractor as at Bonikro, initiated late last year, has now been completed. This integration is expected to realize enhanced operational synergies in future quarters, despite the expected and planned transition-related production impact in the first quarter.

•	Processing Improvements and Mine Sequencing at Bonikro: Processing enhancements that required a plant shutdown in the first quarter of 2024 have been completed, and the plant is now operating normally with improved controls and operational performance. Furthermore, as expected and previously guided, Bonikro's sustaining capital and AISC(1) in the quarter were impacted by capitalized stripping at Pushback 5. The stripping activities carried out during the year will improve production and costs for the next few years.

•	Setting up Sadiola for Continued Success: Sadiola had a strong first quarter and is poised for sequential and significant production increases through the second half of 2024. This is supported by the addition of ore from Diba, along with other operational improvements. Diba, an oxide and higher-grade ore body, is expected to represent a significant component of the Company's production at Sadiola this year, replacing some of the lower-grade fresh ore originally planned to be fed through the plant, thereby improving both production and cost. An access road between the plant at Sadiola and Diba has been completed and preparatory work is ongoing. Production from Diba is expected to begin late in the second quarter of 2024 and development work is presently on schedule.

As previously disclosed, production is expected to be weighted to the second half of the year with quarter over quarter variances due to mine sequencing and accessing higher grades as per the mining plan, along with the implementation of operational improvements. Production is expected to sequentially increase in the second and third quarters, with production in the fourth quarter consistent with the third quarter, all of which aligns with Allied's guidance of 375,000 to 405,000 ounces for 2024 at a mine-site AISC(1) of $1,400/oz. The relative proportions of production for the first and second half of the year, by mine and consolidated are expected as follows:

Expected 2024 Production Split	First Half	Second Half
Sadiola	47%	53%
Bonikro	45%	55%
Agbaou	40%	60%
Consolidated	45%	55%

The production and cost guidance for 2024 remains unchanged. As expected, production and costs in the quarter are lower in terms of production and higher in terms of costs than subsequent quarters with a stronger second half of year as noted above. On a longer-term outlook, the Company continues to target production of 400,000-450,000 oz at a mine-site AISC(1) below $1,375 per oz for 2025, and aims to exceed 600,000 oz at a mine-site AISC(1) below $1,225 per oz for 2026. These projected improvements are underpinned by additional oxide ore feed and the Phase 1 expansion at Sadiola, as well as the initiation of production at Kurmuk in 2026. Meanwhile, annual increases in production at Bonikro, as PB5 progresses, combined with stable production at Agbaou, will further enhance the Company's sustainable production platform.

Sustainability

•	The Company did not report any significant Environmental Incidents for the three months ended March 31, 2024.

•	For the quarter ended March 31, 2024, the Company reported 1 Lost Time Injury, resulting in a Lost Time Injury Rate (“LTIR”) of 0.29(4).

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Advancement of Key Growth Initiatives

•	On September 7, 2023, construction activities at the expanded Kurmuk Project commenced through a two-phase development plan, bolstered by the previously announced strategic consolidation of the minority interest, bringing the Company’s ownership to 100%(3). During its review of the Kurmuk development plan, the Company decided to pursue an expanded project involving an upgrade of the processing plant's capacity from 4.4Mt/a to the confirmed design of 6.0Mt/a. This expansion, as indicated in the 2023 Front End Engineering and Design (“FEED”), leverages major equipment already owned by the Company, reducing implementation risks and capital intensity. The advancement of the Kurmuk project into the execution phase represents a significant milestone. The project implementation team, which boasts strong African project delivery capabilities, began focusing on early works execution planning in the fourth quarter of 2023, continuing through the first quarter of 2024. Activities included implementing the staffing plan, mobilizing the EPCM to site, advancing detailed engineering, formalizing and executing on the procurement plan, defining and implementing all project procedures, planning logistics, tracking key logistic deliveries such as camp facilities, and placing orders for key early works machinery and contracts, including the installation of the first phase of the camp and building the construction water dam. The construction water dam is progressing well and is scheduled for completion in the second quarter of 2024, ahead of the wet season. The expanded project is now expected to achieve an average annual gold production of over 290,000 oz over the first five years and sustain over 240,000 oz per year with AISC(1) targeted below $950 per gold ounce, with a 10-year mine life based solely on Mineral Reserves. As reported in the press release titled "Allied Gold Announces Positive Exploration Results at Kurmuk’s Tsenge Gold Prospect and New Oxide Discoveries at Sadiola, Supporting the Company’s Objectives to Extend Mine Life and Increase Production" dated April 10, 2024, the Company is advancing highly prospective targets to significantly increase the Mineral Resources and Mineral Reserves at Kurmuk, aligning with the Company’s goal of achieving a minimum of five million ounces of gold in mineral inventories at the project, and pursuing a strategic mine life extending for at least 15 years at production levels in excess of 250,000 oz per annum. The project execution requires development capital of approximately $500 million, funded by available cash on hand and cash flows from producing mines, with the first gold pour expected in the second quarter of 2026.

•	Production from Diba is expected to begin late in the second quarter, with development work presently on schedule. As of December 31, 2023, a maiden Mineral Reserve estimate declared 6.1 million tonnes of Proven and Probable Mineral Reserves at a grade of 1.43 g/t, containing 280,000 oz. The Company has been actively engaging with local communities and upgrading infrastructure, including the completion of an access road between the Sadiola plant and Diba. Advanced grade control drilling started in the first quarter of 2024, preparing the site for mining. The total development costs for the Diba Project, including the construction of the access road, are projected at $12 million. The anticipated additional production from Diba is expected to significantly enhance operational efficiency and financial performance at Sadiola, increasing revenue, lowering AISC(1), and improving cash flows in 2024 and 2025, thus substantially supporting the Company's growth plans.

•	Over the last several years, the Company has been advancing a strategy of optimization and expansion at Sadiola. Initial efforts related to the stabilization of the operation, primarily in relation to the existing processing capacity of mostly oxide ores, although followed by a phased expansion to process fresh ores, with the objective of increasing production and cash flows in the short and longer terms. Present efforts have focused on increasing the inventory of oxide and fresh ores, the latter significantly, optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities to be followed by the development of a new plant for processing fresh ore exclusively and implementation of augments to existing facilities to benefit the existing plant and planned new plant for processing fresh ore. Meaningful improvements in production are targeted in the short term as a result of the contribution from Diba high-grade oxide ore, with the objective to support production levels between 200,000 and 230,000 ounces per year in the next two years, reduce AISC(1), increase revenue, and provide robust cash flows in 2024 and 2025, to support development projects across the Company. This approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs. Following this period, with the commissioning of the Phase 1 Expansion, the mine is expected to support an average production level between 200,000 and 230,000 ounces per year through 2028, by processing more fresh ore with higher grades and lower recoveries. This strategy not only optimizes the use of existing Mineral Resources but also aligns with our commitment to extend the life of the mine and enhance its profitability. Pre-construction activities for the Phase 1 Expansion are progressing well, with detailed engineering, procurement, and execution planning activities continuing through the first quarter. The updated engineering study for this phase has reconfirmed total capital expenditure of approximately $61.6 million and the design to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the existing process plant. Upgrades in infrastructure to prepare the site for the next phase of investment will also be advanced in this period. The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10Mt per year, starting in 2029, is expected to increase production to an average of 400,000 ounces per year for the first 4 years and 300,000 ounces per year on average for the mine's 19-year life, with AISC(1) expected to decrease to below $1,000 per gold ounce. Capital expenditures for this phase are estimated to be approximately $400 million inclusive of infrastructure upgrades. While the investment in the Sadiola Project is delineated in phases for planning purposes, it is critical to recognize that these phases are part of an integrated development effort, aimed to significantly increase Sadiola's production, enhance its profitability and longevity, and reaffirm the commitment to the Company's stakeholders as demonstrated by the over $127 million invested in Sadiola to date, which has allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure of $100 million between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2029 by which time both the modified existing plant and new plant will be commissioned and functioning. The Company is also advancing opportunities for optimization of the project, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10% through the use of flotation and concentrate leaching. This study, supported by the Company's phased investment, seeks to improve the project's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

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Financial Flexibility

The Company's ability to deliver on this positive outlook and to unlock the significant value in its large and expanding mineral inventory is supported by the financial flexibility needed to internally fund these optimization and growth initiatives. To further enhance the Company's financial flexibility as these initiatives progress, Allied is actively executing a select number of non-dilutive alternatives including streams on producing assets and a gold prepay facility. This strategic direction is prompted by the current capital markets not fully capturing the inherent value of the Company's assets, leading Allied to seek alternative sources of capital that offer low-cost options with the added benefit of more accurately reflecting true value to market participants.

Among these initiatives, Allied is in advanced discussions to implement a stream for approximately $50 million on its Côte d'Ivoire assets. The proceeds, which are expected to incur a competitive cost of capital based on Proven & Probable Mineral Reserves and remain competitive when assuming Mineral Resource conversion, will bolster and ensure self-funding for Allied’s extensive exploration and optimization program in Côte d'Ivoire where $16.5 million is allocated for 2024 to advance highly prospective sites such as Oume, located north of the Bonikro mill, as well as Akissi-So, Agbalé and other targets. The stream proceeds will enable strategic enhancements distinct from the current life of mine plans, designed to incrementally advance asset value without diminishing shareholder equity and unlock upside that otherwise would not be readily funded in the short term as the Company pursues the advancement of Kurmuk and Sadiola projects. Given the competitive cost of capital, Allied is also exploring the potential to raise proceeds of about $75-$100 million from a small 0.75-1.00% stream on Sadiola. Additionally, the Company aims to secure at least $100 million in proceeds by late 2024 or early 2025 through a gold prepay facility, which not only brings forward revenue but also includes a built-in gold price collar amidst favorable market rates, acting as a hedge against gold price depreciation during the construction of Kurmuk.

With an established and growing sustainable production platform, a significant mineral inventory with highly prospective exploration targets and the financial flexibility to deliver on its long-term vision, Allied is set to become Africa's next senior gold producer.

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OPERATING RESULTS SUMMARY

	For three months ended March 31,
	2024	2023
Gold ounces
Production	85,177	78,616
Sales	85,136	83,475
Per Gold Ounce Sold
Total Cost of Sales(4)	$1,614	$1,582
Cash Costs(1)	$1,397	$1,436
AISC(1)	$1,562	$1,548
Average revenue per ounce	$2,053	$1,846
Average market price per ounce*	$2,071	$1,892

Average market prices based on the LMBA PM Fix Price

Sadiola

For the three months ended March 31, 2024, Sadiola had a strong quarter and fully met expectations with production of 48,330 ounces compared to 40,533 ounces in the comparative prior year period, representing an increase of 19%. Initiatives undertaken at the end of the fourth quarter, predominantly focused on crushing and screening, continued throughout the quarter and were successfully implemented. Results were also positively impacted by the higher feed grade. Diba continues to progress on plan, and is expected to deliver its first production later in the second quarter.

Expected cost reductions are to be achieved through the further inclusion of oxide ore from Diba and the sequential increases in production over the remaining quarters of the year.

Since acquiring the Sadiola Project in 2021, Allied has identified over 15 million tonnes of economic oxide mineralization within the near-mine footprint, significantly enhancing the oxide Mineral Resource base critical for the existing and planned processing infrastructure. Ongoing exploration activities at Diba, Sekekoto West, FE4, and Tambali South are crucial to Allied's strategy to leverage the existing Mineral Resources and infrastructure to maximize production and cash flows in the short term.

During the quarter, exploratory and Mineral Resource drilling programs were conducted on the Sadiola and Diba mining licenses. A total of 185 holes were drilled for 19,273 meters by 5 drill rigs, with 106 holes for 14,565 meters completed at Sadiola and 79 holes for 4,708 meters completed at Diba. Mineral Resource drilling programs were ongoing at Tambali Pit, S12 prospect, Sekekoto West, and FE2.5 prospects, and at Diba where infill drilling on the historical Mineral Resource area was in progress. Infill drilling at approximately 25-meter spacing on the Diba Mineral Reserve was undertaken by two exploration rigs during the quarter to improve the definition for oxide mining planned in the second quarter.

Core drilling to test the resource potential beneath the Tambali oxide pits was completed. The program aims to define a larger Inferred Mineral Resource for further definition infill in 2024, with a decision on potential mining and subsequent backfilling of the void from the Sadiola Main sulphide mine waste anticipated. Results for all drillholes were returned, including positive results from a hole drilled under the southern end of the Tambali oxide pit in fresh rock, hosted in pyrite-arsenopyrite mineralized psammopelite. This illustrates the opportunity to develop a secondary sulphide Mineral Resource at Tambali that can contribute to the longer-term life of mine planning for the Sadiola sulphide project outside of the Sadiola Main deposit, offering an alternative mining area.

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At Sekokoto West, Allied provided updates regarding progress in the April 10, 2024 press release, "Allied Gold announces positive exploration results at Kurmuk's Tsenge gold prospect and new oxide discoveries at Sadiola, supporting the Company's objectives to extend mine life and increase production", noting the following highlights:

•	New Near-Mine Oxide Discovery at Sekekoto West: Drilling at Sekekoto West has uncovered a new oxide deposit, set to contribute additional feed to the Sadiola plant. This deposit, located 2 km south of the Sadiola Processing Plant, underscores the ongoing potential for Mineral Resource expansion within the mining license and covers a zone that has been historically underexplored, presenting significant new opportunities for resource growth over approximately 2 km of strike. Recent drilling has extended the known mineralisation by an additional 100m to the north, with plans to test further northward extensions by another 300m in Q2, aiming to uncover potential linkages and oxide mineralisation towards the FE3S rock storage facilities.

•	Strategic Corridor between Sekekoto and S12: The discovered corridor linking Sekekoto to the high-grade S12 prospect represents a promising target for further oxide ore discoveries. This corridor holds the potential to continue adding incremental higher-grade, lower-cost oxide ore feed to the Sadiola mill, ensuring enhanced throughput and efficiency, especially during Sadiola’s expansion. Allied’s current exploration model indicates the potential for uncovering significant mineralisation between these two areas and in other prospective areas across the Sadiola land package. This model is actively being tested, and could substantially increase oxide gold ounces available for extraction. Exploration results to date continue to corroborate the Company’s exploration model for Sadiola.

Bonikro

For the three months ended March 31, 2024, Bonikro produced 18,631 ounces compared to 20,038 ounces in the comparative prior period. Following a detailed capability assessment, conducted at the end of the prior year, certain improvements and process adjustments were identified and planned for 2024. A short stoppage on the processing plant was carried out, allowing the Company to undertake adjustments of certain areas of the flow circuit, as well as to improve management matters. The plant throughput variability reduced significantly after these improvements were completed, and processing performance has now been fully stabilized. The planned implementation of the aforementioned adjustments resulted in lower throughput was partially offset by higher feed grades and recovery rates. Despite recent improvements, several other opportunities to optimize the plant further are being pursued, including, but not limited to improved operational and maintenance practices, comminution circuit optimizations, increased gravity gold recovery, better slurry density, and viscosity controls.

Consistent positive mining performance has ensured mining sequencing remained on plan.

At Bonikro, expected cost reductions are to be achieved through the normalization of production after the aforementioned short processing plant stoppage to implement certain improvements and process adjustments. However, as expected and guided, Bonikro's sustaining capital and AISC(1) in the quarter were impacted by capitalized stripping at Pushback 5. The stripping activities being carried out during the year will improve production and costs for the next few years, as high grade ore will be exposed while significantly lower waste removal is planned. The classification of stripping costs to sustaining capital was changed in the fourth quarter of 2023, with first production from the pushback achieved in that quarter. Prior year comparative costs associated with PB5, which did not have any ore production in the first quarter of 2023, were deemed as expansionary capital and consequently did not impact AISC(1). Further, the increase in depreciation and amortization from the comparative prior quarter is related to amortization of the PB5 expansionary deferred stripping, which commenced in the fourth quarter of 2023.

Gold sales were slightly higher than production, due to timing of sales.

During the quarter, extensive Mineral Resource and exploration drilling activities were conducted across the Company’s mining licenses (“ML”) and exploration licenses (“EL”). Drilling covered 130 holes, totalling 13,952 metres.

At the Hire mine, core drilling to the WSW of the Agbale prospect, which is expected to be processed at Agbaou, continued beneath and adjacent to the Akissi-So waste rock facility. These areas, historically drilled, yielded intersections of high-grade mineralization associated with a 1 to 2 meter quartz-carbonate-sulphide-gold vein. Allied drilled this vein on a 40 meter sectional basis, confirming a strike of 360 meters, potentially representing an underground target. Further work is needed to advance this target.

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At Oume, drilling at the Dougbafla West and North deposits aimed to convert Inferred Mineral Resources to Indicated Mineral Resources, with a focus on the oxide portion of the Mineral Resource at Dougbafla West. Further drilling will test the strike extent to the north and south, and infill drilling is intended to enhance Indicated category Mineral Resources.

Agbaou

For the three months ended March 31, 2024 Agbaou produced 18,216 ounces compared to 18,045 ounces in the comparative prior period. First quarter performance was strong, despite the transition to a new mining contractor, which is now complete. The oxide blend ratio feed at the Agbaou plant was enhanced by continued production from Agbale, which has consistently met grade expectations and provided significant flexibility during the first quarter.

At Agbaou, expected cost reductions are to be achieved mainly through the increase of production in subsequent quarters after the aforementioned contractor changeover, as well as mining and process optimizations.

Gold sales for the three months ended March 31, 2024 were in line with production, with small differences attributable to timing.

During the quarter, extensive resource and exploration drilling activities were undertaken on Agbaou's mining licenses, with 33 holes for a total of 4,320 metres.

At quarter end, resource drilling at South Sat 3 pit was underway to test Inferred blocks below the US$1,800 pit optimisation. Preparation and compensation of drill lines was also underway for drilling at the Agbaou South prospect located 5 kilometres south of the Agbaou processing plant.

Progress at Kurmuk

During the fourth quarter of 2023, FEED for the project's critical components was successfully completed on schedule. The key outcomes of the 2023 FEED include:

•	A projected ten-year mine life based on the currently defined 2.7 million ounces in Proven and Probable Mineral Reserves, with an anticipated production of 290,000 ounces per year in the first five years and a life-of-mine AISC(1) of $950 per ounce.

•	A mining plan utilizing conventional open pit mining techniques with internationally recognized mining contractors and a robust process design using proven technologies.

•	An increase in plant throughput from 4.4 Mt per year in the 2022 Definitive Feasibility Study to 6.0 Mt per year in the 2023 FEED, representing a 38% increase.

•	Estimated pre-production costs of approximately $500 million.
•	Anticipated first production in the first half of 2026.

The project implementation team, which boasts strong African project delivery capabilities, began focusing on early works execution planning in the fourth quarter of 2023, continuing through the first quarter of 2024. Activities included implementing the staffing plan, mobilizing the EPCM early works team to the site, advancing detailed engineering, formalizing the procurement plan, defining and implementing all project procedures, planning logistics, tracking key logistic deliveries such as camp facilities, and placing orders for key early works contracts, including the installation of the starter camp and the construction of the temporary water dam. The construction of the temporary water dam is progressing well and is scheduled for completion in the second quarter of 2024, ahead of the wet season. Additionally, sufficient accommodations were built during the first quarter of 2024 to facilitate the initiation of starter camp construction in the upcoming reporting period.

Of the total capital allocated for project development, $155.0 million is allocated for 2024 for the initial capital commitment and continuing through mid-2026 for the balance of the required capital.

During the first quarter, Mineral Resource drilling focused on a scout drilling exercise at the Tsenge prospect, with a total of 7 holes for 2,277 meters drilled. By quarter's end, the program was 10% complete with 11 of 104 planned holes executed.

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The balance of assays from the fourth quarter of 2023 infill drilling at Dish Mountain was received. Infill drilling in this area is planned for the third and fourth quarters of 2024. Notable drillhole highlights from the southern area of Black Dog Hill at Dish Mountain included significant intersections 70 meters below the base of the $1,500 per oz pit optimization, suggesting potential to deepen and expand the pit optimizations with further drilling.

Mapping, channel sampling, and core drilling continued at Tsenge, showing promising results. The channel sampling campaign started with two channels, TSCH001 and TSCH002, sampled along drill access roads in the southern Setota area. These efforts revealed significant intersections, encompassing both the gold-mineralized lower-grade sulphide disseminated shear zone and higher gold grades in the extensional quartz-carbonate arrays at the surface. These findings were further underscored by the details shared in the April 10, 2024 press release titled, "Allied Gold announces positive exploration results at Kurmuk's Tsenge gold prospect and new oxide discoveries at Sadiola, supporting the Company's objectives to extend mine life and increase production", highlighting the following:

•	Extended Mineralisation at Tsenge Ridge: Ongoing exploration has revealed significant gold mineralisation along a 9-kilometre strike length, validated through soil sampling, geological mapping, and scout drilling. The Tsenge area, one of four prioritized areas for Mineral Resource expansion, continues to demonstrate prolific geological potential.

•	High Economic Potential: Initial drill results and channel sampling have indicated economic thicknesses and grades of gold mineralisation in hard rock both at the surface and at least up to 200 metres vertically below the outcrops.

•	Confirming High-Grade Sources: These findings verify that the gold-in-soil anomalies originate from significant gold grades exceeding 1.0 g/t gold in rock samples, aligning with the successful exploration outcomes at Dish Mountain and Ashashire—the two initial open pits that encompass all current Mineral Reserves. Exploration of high-priority targets has yielded exceptional results to date, including a 24-metre intercept with a grade of over 3 g/t gold near the surface.

These exploration successes at Tsenge not only support the potential for expanding the mineral inventory at this target but also across the entire Kurmuk Project, where other similar targets and anomalies have been identified. Allied is applying the same proven and efficient exploration model to these areas, to underpin an expanded, long-term production outlook based on an expanded mineral inventory. This strategy aims to enhance Kurmuk’s existing Mineral Reserves and Mineral Resources, supporting a strategic mine life of over 18 years with annual gold production exceeding 250,000 ounces at an AISC(1) below $950 per ounce. Ultimately, this approach enhances the overall asset base of the Company, aligning closely with the strategic goal of creating long-lasting value for its stakeholders and advancing towards Allied's target of achieving a minimum of five million ounces of gold in mineral inventories at the Kurmuk Project.

For three months ended	Production Gold	Sales Gold	Cost of Sales Per	Cash Cost(1) Per	AISC(1) Per Gold
March 31, 2024	Ounces	Ounces	Gold Ounce Sold	Gold Ounce Sold	Ounce Sold
Sadiola Gold Mine	48,330	44,868	$1,263	$1,172	$1,240
Bonikro Gold Mine	18,631	21,304	$1,880	$1,405	$1,737
Agbaou Gold Mine	18,216	18,964	$2,146	$1,919	$2,125
Total	85,177	85,136	$1,614	$1,397	$1,562

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FINANCIAL SUMMARY AND KEY STATISTICS

Key financial operating statistics for the first quarter 2024 are outlined in the following tables.

	For three months ended March 31,
(In thousands of US Dollars, except for shares and per share amounts) (Unaudited)	2024	2023
Revenue	$175,067	$154,320
Cost of sales, excluding depreciation and amortization	(123,313)	(122,891)
Gross profit excluding depreciation and amortization(1)	$51,754	$31,429
Depreciation and amortization	(14,135)	(9,139)
Gross profit	$37,619	$22,290
General and administrative expenses	$(14,161)	$(10,625)
Gain (loss) on revaluation of call and put options	—	(10,000)
Loss on revaluation of financial instruments and embedded derivatives	(1,783)	(1,146)
Impairment of exploration and evaluation asset	—	—
Revaluation of provision for reclamation and closure costs	—	—
Other (losses) income	(3,415)	45
Net earnings before finance costs and income tax	$18,260	$564
Finance costs	(5,637)	(5,939)
Net earnings (loss) before income tax	12,623	(5,375)
Current income tax expense	$(8,486)	$(7,917)
Deferred income tax expense	(4,979)	(6,069)
Net loss and total comprehensive loss for the period	$(842)	$(19,361)
(Loss) earnings and total comprehensive (loss) earnings attributable to:
Shareholders of the Company	$(5,685)	$(20,433)
Non-controlling interests	4,843	1,072
Net loss and total comprehensive loss for the period	$(842)	$(19,361)
Net loss per share attributable to shareholders of the Company
Basic and Diluted	$(0.02)	$(0.11)

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	For three months ended March 31,
(In thousands of US Dollars, except per share amounts)	2024	2023
Net Loss attributable to Shareholders of the Company	$(5,685)	$(20,433)
Net Loss attributable to Shareholders of the Company per Share	$(0.02)	$(0.11)
Transaction related costs	$—	$—
(Gain) loss on revaluation of call and put options	—	10,000
Loss on revaluation of financial instrument	1,783	1,146
Impairment of exploration and evaluation asset	—	—
Foreign exchange	264	209
Share-based compensation	2,127	1,214
Other adjustments	2,082	(1,798)
Tax adjustments	354	—
Total increase to Attributable Net Earnings (Loss)(2)	$6,610	$10,771
Total increase to Attributable Net Earnings (Loss)(2) per share	$0.03	$0.06
Adjusted Net Earnings (Loss)(1)	$925	$(9,662)
Adjusted Net Earnings (Loss)(1) per Share	$—	$(0.05)

First Quarter 2024 Conference Call

The Company will host a conference call and webcast on Friday, May 10, 2024 at 8:30 a.m. EST.

Toll-free dial-in number (Canada/US):	1-800-898-3989
Local dial-in number:	416-406-0743
Toll Free (UK):	00-80042228835
Participant passcode:	5324345#
Webcast:	https://alliedgold.com/investors/presentations

Conference Call Replay

Toll-free dial-in number (Canada/US):	1-800-408-3053
Local dial-in number:	905-694-9451
Passcode:	6354190#

The conference call replay will be available from 12:00 p.m. EST on May 10, 2024, until 11:59 p.m. EST on June 9, 2024.

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Performance and Compliance). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

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For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

END NOTES

(1)	This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.
(2)	Net earnings and adjustments to net earnings represent amounts attributable to Allied Gold Corporate equity holders.
(3)	The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and upon completion of certain commitments such as public road upgrades and the installation of a power line.
(4)	Calculated on a 1,000,000 exposure-hour basis.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold;
•	AISC per gold ounce sold;
•	Gross profit excluding Depreciation and Amortization;
•	Sustaining, Expansionary and Exploration Capital Expenditures; and
•	Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs and AISC, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures intend to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

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The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company.

Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

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The following tables provide detailed reconciliations from total costs of sales to cash costs(1) and AISC(1). Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

(In thousands of US Dollars,	For three months ended March 31, 2024				For three months ended March 31, 2023
unless otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DA	$30,221	$38,364	$54,728	$123,313	$26,882	$35,954	$60,055	$122,891
DA	9,839	2,334	1,962	14,135	6,814	865	1,460	9,139
Cost of Sales	$40,060	$40,698	$56,690	$137,448	$33,696	$36,819	$61,515	$132,030
Cash Cost Adjustments
DA	$(9,839)	$(2,334)	$(1,962)	$(14,135)	$(6,814)	$(865)	$(1,460)	$(9,139)
Exploration Expenses	(174)	(2,617)	(2,039)	(4,830)	(170)	(1,799)	(1,650)	(3,619)
Agbaou Contingent Consideration	—	683	—	683	—	798	—	798
Silver by-Product credit	(114)	(44)	(100)	(258)	(106)	(42)	(64)	(212)
Total Cash Costs(1)	$29,933	$36,386	$52,589	$118,908	$26,606	$34,911	$58,341	$119,858
AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$218	$318	$560	$1,096	$172	$241	$453	$866
Exploration Capital	1,650	—	—	1,650	768	—	141	909
Exploration Expenses	174	2,617	2,039	4,830	170	1,799	1,650	3,619
Sustaining Capital Expenditures	5,026	946	470	6,442	1,405	1,062	1,456	3,923
IFRS 16 Lease Adjustments	—	26	—	26	—	28	—	28
Total AISC(1)	$37,001	$40,293	$55,658	$132,952	$29,121	$38,041	$62,041	$129,203
Gold Ounces Sold	21,304	18,964	44,868	85,136	22,597	18,367	42,511	83,475
Cost of Sales per Gold Ounce Sold	$1,880	$2,146	$1,263	$1,614	$1,491	$2,005	$1,447	$1,582
Cash Cost(1) per Gold Ounce Sold	$1,405	$1,919	$1,172	$1,397	$1,177	$1,901	$1,372	$1,436
AISC(1) per Gold Ounce Sold	$1,737	$2,125	$1,240	$1,562	$1,289	$2,071	$1,459	$1,548

GROSS PROFIT EXCLUDING DEPRECIATION AND AMORTIZATION

The Company uses the financial measure “Gross Profit excluding Depreciation and Amortization” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding Depreciation and Amortization is calculated as Gross Profit plus Depreciation and Amortization.

The Company discloses Gross Profit excluding Depreciation and Amortization because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding Depreciation and Amortization can be found on page 9 of this press release and in Section 1: Highlights and Relevant Updates of the Company’s MD&A, under the Summary of Financial Results and Section 4: Review of Operations and Mine Performance, for the relevant mines.

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ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the financial measures “Adjusted Net Earnings (Loss)” and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) related to the reverse takeover transaction events and other items,

•	Gains (losses) on the revaluation of historical call and put options,
•	Unrealized Gains (losses) on financial instruments and embedded derivatives,
•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•	Gains (losses) on sale of assets,
•	Unrealized foreign exchange gains (losses),
•	Share-based (expense) and other share-based compensation,

•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,

•	Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,
•	One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,
•	Non-recurring provisions,

•	Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Loss to attributable to Shareholders of the Company to Adjusted Net Earnings (Loss) can be found on pages 9 and 10 of this press release and in Section 1: Highlights and Relevant Updates of the Company’s MD&A, under the Summary of Financial Results.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” including "future oriented financial information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur.

In particular, forward looking information included in this press release includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;

•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;

•	the Company’s expectations relating to the performance of its mineral properties;
•	the estimation of Mineral Reserves and Mineral Resources;
•	the timing and amount of estimated future production;
•	the estimation of the life of mine of the Company’s projects;
•	the timing and amount of estimated future capital and operating costs;
•	the costs and timing of exploration and development activities;

•	the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;

•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and

•	the Company’s expectations regarding the payment of any future dividends.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

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Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources as defined in accordance with NI 43-101. United States readers are advised that while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. United States readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves.

In addition, “Inferred Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. United States readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2023, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2023 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;

•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;

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•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;

•	include an allowance for mining dilution and ore loss; and

•	were reported using cut-off grades that vary by ore type due to variations in recoveries and operating costs. The cut-off grades and pit shells were based on a $1,500/ounce gold price, except for the Agbalé pit, which was based on a $1,800/ounce gold price.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Qualified Person of Mineral Reserves	Qualified Person of Mineral Resources
John Cooke of Allied Gold Corporation	Steve Craig of Orelogy Consulting Pty Ltd.

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2023.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
			Content			Content			Content
	Tonnes	Grade	(k	Tonnes	Grade	(k	Tonnes	Grade	(k
	(kt)	(g/t)	ounces)	(kt)	(g/t)	ounces)	(kt)	(g/t)	ounces)
Sadiola Mine	18,612	0.82	492	137,174	1.57	6,907	155,786	1.48	7,399
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	4,771	0.71	108	8,900	1.62	462	13,671	1.30	571
Agbaou Mine	1,815	2.01	117	6,092	1.79	351	7,907	1.84	469
Total Mineral Reserves	47,061	1.18	1,782	190,836	1.53	9,399	237,897	1.46	11,180

Notes:

•	Mineral Reserves are stated effective as at December 31, 2023 and estimated in accordance with CIM Standards and NI 43-101.
•	Shown on a 100% basis.
•	Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.

•	Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project.

Sadiola Mine:

•	Includes an allowance for mining dilution at 8% and ore loss at 3%

•	A base gold price of US$1500/oz was used for the pit optimization, with the selected pit shells using values of US$1320/oz (revenue factor 0.88) for Sadiola Main and US$1500/oz (revenue factor 1.00) for FE3, FE4, Diba, Tambali and Sekekoto.

•	The cut-off grades used for Mineral Reserves reporting were informed by a US$1500/oz gold price and vary from 0.31 g/t to 0.73 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Kurmuk Project:

•	Includes an allowance for mining dilution at 18% and ore loss at 2%

•	A base gold price of US$1500/oz was used for the pit optimization, with the selected pit shells using values of US$1320/oz (revenue factor 0.88) for Ashashire and US$1440/oz (revenue factor 0.96) for Dish Mountain.

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•	The cut-off grades used for Mineral Reserves reporting were informed by a US$1500/oz gold price and vary from 0.30 g/t to 0.45 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Bonikro Mine:

•	Includes an allowance for mining dilution at 8% and ore loss at 5%
•	A base gold price of $1500/oz was used for the Mineral Reserves for the Bonikro pit:
◦	With the selected pit shell using a value of $1388/oz (revenue factor 0.925).

◦	Cut-off grades vary from 0.68 to 0.74 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

•	A base gold price of $1800/oz was used for the Mineral Reserves for the Agbalé pit:

◦	With the selected pit shell using a value of US$1800/oz (revenue factor 1.00).

◦	Cut-off grades vary from 0.58 to 1.00 g/t Au for different ore types to the Agbaou processing plant due to differences in recoveries, costs for ore processing and ore haulage

Agbaou Mine:

•	Includes an allowance for mining dilution at 26% and ore loss at 1%
•	A base gold price of $1500/oz was used for the Mineral Reserves for the:

◦	Pit designs (revenue factor 1.00) apart from North Gate (Stage 41) and South Sat (Stage 215) pit designs which used a higher short term gold price of $1800/oz and account for 49 koz or 10% of the Mineral Reserves.

◦	Cut-off grades which range from 0.49 to 0.74 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2023.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
			Content			Content			Content
	Tonnes	Grade	(k	Tonnes	Grade	(k	Tonnes	Grade	(k
	(kt)	(g/t)	ounces)	(kt)	(g/t)	ounces)	(kt)	(g/t)	ounces)
Sadiola Mine	20,079	0.86	557	205,952	1.53	10,101	226,031	1.47	10,659
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,911	1.68	3,120
Bonikro Mine	7,033	0.98	222	25,793	1.41	1,171	32,826	1.32	1,393
Agbaou Mine	2,219	2.15	154	11,130	1.96	701	13,349	1.99	855
Total Mineral Resources (M&I)	49,804	1.30	2,081	280,315	1.55	13,945	330,118	1.51	16,027

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2023.

	Inferred Mineral Resources
	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)
Sadiola Mine	16,177	1.12	581
Kurmuk Project	5,980	1.62	311
Bonikro Mine	19,588	1.30	816
Agbaou Mine	959	1.84	57
Total Mineral Resources (Inferred)	42,704	1.29	1,765

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Notes:

•	Mineral Resources are estimated in accordance with CIM Standards and NI 43-101.

•	Shown on a 100% basis.

•	Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

•	Are listed at 0.5 g/t Au cut-off grade, constrained within an US$1800/oz pit shell and depleted to 31 December 2023.
•	Rounding of numbers may lead to discrepancies when summing columns.

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